

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-mail
Berardino Paolucci
President and Chief Executive Officer
Novus Robotics Inc.
7669 Kimbal Street
Mississauga, Ontario
Canada L5S 1A7

> **Re: Novus Robotics Inc.**
> **Amendment No. 5 to Form 8-K**
> **Filed February 8, 2013**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 16, 2012**
> **File No. 000-53006**

Dear Mr. Paolucci:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 8-K amended February 8, 2013

Share Exchange Agreement, page 2

1.   We note your response to prior comment 1. With a view toward revised disclosure, including risk factors, please provide us with your analyses of:

- the materiality of any potential liability that you or your subsidiary may have for not registering the spin off under the Securities Act.
- why you believe it is consistent with section 5 of the Securities Act to register the spin off at this time as you mention in the last sentence of your response to prior

comment 1. Generally a transaction that began without registration cannot be completed via registration.
- why you believe you acquired the shares owned by the 28% of D&R Technology shareholders who did not sign the share exchange agreement.
- why you believe D Mecatronics has the legal authority to vote and dispose of the shares that are owned by the minority D&R Technology shareholders, as you disclose on page 20. Include in your response an analysis of relevant law governing the ownership status of shares issued in a spin-off to shareholders who cannot be located.
- how you determined that Regulation S exempts the share exchange transaction from registration under the Securities Act as indicated on page 25 given the other D&R shareholders not discussed in that section of your disclosure.

2. Please address the portion of our prior comment 2 regarding the nature and amount of the Collateral mentioned in the notes.

3. Please reconcile the $185,600 dollar amount and number of notes received by Mr. Paolucci with the information in Note 3 of the Ecoland Form 10-Q for the period ended November 30, 2011.

Marketing, page 6

4. Regarding your response to prior comment 4:

- Please tell us specifically which exhibit reflects each of the purchases disclosed in the fifth paragraph of this section; that is, for each purchase you discuss here, tell us the exhibit number or numbers of the purchase order you have filed as an exhibit reflecting that purchase. If you have not filed the purchase orders as an exhibit, please provide us a copy of the purchase orders together with a schedule clearly demonstrating how those purchase orders support your disclosure in the fifth paragraph of this section. Also, provide us a copy of the purchase orders or tell us which specific exhibits total $1,800,000 for fiscal 2011and $1,000,000 in February 2012 as you mention in the fifth bullet point on page 16.
- Please revise to disclose the higher percentages of sales you received from JCI after 2010, as indicated in your response. In this regard, reconcile your disclosure here that you received 46% of your sales from JCI in 2011 with your disclosure in Note 7 of your financial statements filed as exhibit 99.1 indicating that you received over 90% of your sales from JCI in 2011.

Executive Officers, page 21

5. We note your response to prior comment 9. Please revise to clarify Mr. Paolucci's role as an executive officer of D&R Technology, including the titles of his prior positions as an executive officer, when he assumed those positions, and when he became the CEO.

Also, disclose Mr. Karanovic's title during the period he worked for D Mecatronics and D&R Technology.

Certain Relationships and Related Transactions, page 25

6.   Please expand your response to prior comment 10 to provide all of the disclosure required by Regulation S-K Item 404(a)(5), including the amounts paid during the periods for which disclosure is required. Also, provide the related-person transaction disclosure for the all periods mentioned in Instruction 2 to Regulation S-K Item 404(d), which includes the fiscal year <u>preceding</u> your last fiscal year measured from the date that this Form 8-K was first due. In this regard, we note for example the fourth paragraph of your "Liquidity and Capital Resources" disclosure on page 17 addresses repayments to officers in 2011, while your disclosure here is limited to a loan repaid after the share exchange.

Description of Capital Stock, page 26

7.   Please expand your response to prior comment 11 to disclose the 60% vote requirement to amend Article Seventh of your Articles of Incorporation reflected in the final paragraph of Article Seventh of your Articles of Incorporation.

Exhibits

8.   Please address the portion of our prior comment 14 regarding why exhibit 10.5 does not reflect that D&R Technology signed the agreement.

9.   Please provide us with a copy of Exhibit A to exhibit 10.1. Also, tell us why you have not filed this attachment.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

10.   We will continue to evaluate your responses to prior comments 15, 16 and 17 when you file the amendments referenced in your responses. Please tell us when you will file the amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Diane Dalmy, Esq.